EXHIBIT 21

SUBSIDIARIES OF XECHEM INTERNATIONAL, INC.

NAME	STATE OF INCORPORATION	NAME UNDER WHICH SUBSIDIARY DOES BUSINESS
Xechem, Inc.	Illinois	Same
Xechem Laboratories, Inc.	New Jersey	Same
XetaPharm, Inc.	New Jersey	Same
Xechem (India) Pvt., Ltd.	Republic of India	Same
Xechem Pharmaceuticals Nigeria, Limited	Republic of Nigeria	Same
Xechem U.K., Ltd.	United Kingdom	Same